Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AURORA CANNABIS INC. (the “Company”)

August 10, 2026

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

In accordance with section 11.3 of NI 51-102 and following the annual general meeting of the holders of common shares (“Shares”) of the Company held on August 7, 2026 (the “Meeting”), we hereby advise of the following voting results as tabulated at the Meeting:

Total Shares issued and outstanding at record date (June 15, 2026):	61,956,924
Total Shares represented at the Meeting in person and by proxy:	16,639,306
Percentage of total Shares represented at the Meeting:	26.86%

1.       Number of Directors

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution fixing the number of directors at five (5) was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
15,249,806	91.65%	1,389,432	8.35%

2.       Election of Directors

Based on proxies received and votes calculated by ballot during the Meeting, the following individuals were elected as directors of the Company to serve until the next annual shareholders’ meeting or until his or her successor is duly elected or appointed, with the following results:

Name of Nominee	Votes FOR	% votes FOR	Votes WITHHELD	% votes WITHHELD
Miguel Martin	5,076,096	85.12%	887,633	14.88%
Michael Singer	5,148,795	86.34%	814,934	13.66%
Chitwant Kohli	5,134,736	86.10%	828,993	13.90%
Norma Beauchamp	5,159,834	86.52%	803,895	13.48%
Rajesh Uttamchandani	5,127,871	85.98%	835,857	14.02%

3.       Appointment of Auditors

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution appointing Ernst & Young LLP as independent auditors of the Company until the Company’s next annual meeting of shareholders and authorizing the directors to fix the auditor’s remuneration was approved with the following results:

Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
15,443,338	92.81%	1,195,901	7.19%

4.       Advisory Vote on Executive Compensation or “Say-on-Pay”

Based on proxies received and votes calculated by ballot during the Meeting, the non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
4,948,133	82.97%	1,015,595	17.03%

Each of the matters set out above is described in greater detail in the Information Circular provided to the Company’s shareholders prior to the Meeting and is available under the Company’s profile at www.sedarplus.ca and www.sec.gov/edgar.